Abeona Therapeutics Inc.

1330 Avenue of the Americas, 33rd Floor

New York, NY 10019

August 27, 2021

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attention: Chris Edwards

VIA EDGAR

Re:	Abeona Therapeutics Inc. Registration Statement on Form S-3 Filed on June 7, 2021 File No. 333-256850

Dear Mr. Edwards:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-256850) (the “Registration Statement”) of Abeona Therapeutics Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on August 31, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Brian V. Soares at (202) 739-5482 or John J. Concannon III at (617) 951-8874.

Very Truly Yours,

Abeona Therapeutics Inc.

By:	/s/ Edward Carr
Name:	Edward Carr
Title:	Chief Financial Officer

cc:	John J. Concannon III, Morgan, Lewis & Bockius LLP